Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

VIA EDGAR AND FEDERAL EXPRESS

October 16, 2012

Sanofi

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed March 6, 2012

File No. 001-31368

We are responding to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) that was conveyed to us on September 21, 2012 with respect to the filing referenced above.

For the Staff’s convenience, the text of the Staff’s comment letter is set forth below in bold followed by the response.

D.10. Accounts Receivable

1. Please provide us a breakdown of gross overdue receivables as of December 31, 2011 and June 30, 2012 or more recent date, if available, by country. For each country show a breakdown by amounts due from or dependent on the government and those that are not. Tell us which of these receivables and how much are included in the €134 million impairment reserve at December 31, 2011. Tell us the amount of overdue receivables that have been impaired subsequent to December 31, 2011. Provide us your analysis as to why you believe gross overdue receivables that are not impaired are collectible.

Sanofi response:

Provided below is a detail of the countries representing the majority of the gross overdue receivables at December 31, 2011 and June 30, 2012, as well as the corresponding amounts included in the impairment reserves for the respective periods.

In million euros	Italy	Spain	Mexico	Portugal	Russia	Greece	Other**	Total*
Gross overdue trade receivables at 12/31/2011	229	212	94	48	48	47	425	1,103
Gross overdue trade receivables at 6/30/2012	194	59	57	57	67	43	485	962
Included in impairment reserve at 12/31/2011	11	4	2	1	5	5	106	134
Included in impairment reserve at 6/30/2012	13	2	1	10	4	7	107	144

For the countries presented above, in average, public-sector customers represented approximately 76% of the gross overdue as of December 31 2011 and approx. 72% as of June 30 2012.

*The total gross overdue past due for more than 12 months amounted to 276 M€ as of December 31 2011 and to 141 M€ as of June 30 2012, of which Italy represented respectively 36 M€ and 31 M€.

** Other receivables in the amount of 425 M€ as of December 31, 2011 and 485 M€ as of June 30, 2012 represent the aggregation of 134 countries with account receivables balances less than 45 M€.

An impairment loss is recognized in the income statement if there is objective evidence of impairment resulting from one or more events after the initial recognition of the asset (a “loss-generating event”) and this loss-generating event has an impact on the estimated future cash flows of the financial asset or of a group of financial assets, which can be reliably estimated. The overdue trade receivable balances not impaired as at 12/31/2011 relate to customers for which the Company has considered that no loss-generating event such as likely default has occurred and therefore such amounts have not been impaired.

The receivables balances in this classification are primarily based on timing of payments, rather than an inability to pay. The overall decline in the overdue trade receivable balances from December 31, 2011 to June 30, 2012 further supports the Company’s position that these receivables are collectable.

We will continue to monitor collection risks and adjust the disclosures accordingly at year end in case of significant negative evolution on one or more specific countries.

D.17. Debt, cash and cash equivalents, page F-66

2. You disclose ‘debt, net of cash and cash equivalents’ and ‘gearing ratio’ and indicate that these are non-GAAP measures. As the disclosure of non-GAAP amounts in the notes to the financial statements is precluded under Item 10(e)(1)(ii)(C) of Regulation S-K, please represent to us that you will remove these disclosures in future Forms 20-F. Otherwise, please explain to us why these disclosures in the financial statements are appropriate and reference for us the authoritative literature relied upon to support your position.

Sanofi response:

IAS 1 paragraphs 134 and 135 require a company to disclose information about its objectives, policies and processes for managing capital. Among other items these paragraphs require a company to describe what it manages as capital and a summary of quantitative data about what is managed as capital.

The “debt, net of cash and cash equivalent is an indicator used by management for internal and external purpose to measure the financial indebtedness and to manage the Group’s equity capital. As such the disclosure of this indicator is required by IAS1 paragraphs 134 and 135. We propose to remove the mention “non-GAAP measure” in relation with this indicator in the note D.17.

On the other hand, we will remove the “gearing ratio” schedule in note D.17. and all references to this ratio in the Financial Statements.

As a consequence, we will amend the following sentence in the note B.17 in future filings:

~~“The gearing ratio (the ratio of debt, net of cash and cash equivalents to total equity) is a non-GAAP financial indicator used by management to measure overall net indebtedness and to manage the Group’s equity capital.~~

The “debt, net of cash and cash equivalent” is an indicator used by management to measure the financial indebtedness and to manage the Group’s equity capital.”

D.35. Segment Results. Page F-112

3. Business operating income is your segment measure of profit or loss; however, you further present business net income on a consolidated basis. Business net income is a non-GAAP measure which is not allowed to be presented within the financial statements under Item 10(e)(1)(ii)(C) of Regulation S-K. Please represent to us that you will remove business net income in this note in future Forms 20-F.

Sanofi response:

We confirm that we will remove the business net income in the note to the Financial Statements on Segment Results in future Forms 20-F.

4. Please provide us proposed disclosure to be included in future periodic reports that:

•

Reconciles herein the total of the reportable segments’ measures of profit or loss (business operating income) to consolidated profit or loss before tax expense in accordance with paragraph 28 of IFRS 8 or tell us why you believe the current reconciliation to net income complies with that literature.

•

Reconciles on page 92 total business operating income disclosed in the tables on page 92 to consolidated profit or loss before tax expense or an amount that otherwise complies with paragraph 28 of IFRS 8, consistent with the preceding bullet. Refer to the answer to question 19 of frequently asked questions regarding the use of non-GAAP financial measures, which can be found at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

•

Remove the reference to the amount of business operating income on page 116 in the narrative and in the table, and elsewhere such as pages 130 and 131 as this context suggests a non-GAAP financial measure and your filing does not currently include the required disclosures for this non-GAAP measure. Alternatively include the required non-GAAP disclosures. Refer to the answer to question 21 of frequently asked questions regarding the use of non-GAAP financial measures.

Sanofi response:

We will include the following table in the note D.35 Segments Results, as well as right after the schedules on page 92, in order to reconcile the total of the reportable segments’ measures of profit or loss (business operating income) to consolidated profit or loss before tax expense in accordance with paragraph 28 of IFRS 8:

Reconciliation of Business Operating Income to Income before tax and associates and joint ventures:

(€ millions)	Year ended December 31, 2011	Year ended December 31 2010	Year ended December 31, 2009

Business operating income	12 144	12 863	12 076

Share of profit/loss of associates and joint ventures*	(1 102)	(1 036)	(1 019)

Net income attributable to non-controlling interests **	247	257	427

Amortization of intangible assets	(3 314)	(3 529)	(3 528)

Impairment of intangible assets	(142)	(433)	(372)

Fair Value remeasurement of contingent consideration liabilities	15	—	—

Expenses arising from the impact of acquisitions on inventories	(476)	(142)	(90)

Restructuring costs	(1 314)	(1 384)	(1 080)

Other gains and losses and litigation	(327)	(138)	—

Impact of the non depreciation of property, plant and equipment of Merial (in accordance with IFRS5)	—	77	21

Operating income	5 731	6 535	6 435

Financial expense	(552)	(468)	(325)

Financial income	140	106	27

Income before tax and associates and joint ventures	5 319	6 173	6 137

*	Excluding restructuring costs of associates and joint ventures and expenses arising from the impact of acquisitions on associates and joint ventures

**	Excluding share of restructuring and other adjusting items attributable to non-controlling interests

We will incorporate the above reconciliation for 2 years on page 116 (2011 & 2010) and page 131 (2010 & 2009) or include cross references on page 116 and 131 to the above reconciliation, and add disclosures along the following lines:

Sanofi reports segment results on the basis of “Business operating income”. This indicator, (compliant with IFRS 8) is used internally to measure operational performance and allocate resources.

Business operating income is derived from Operating income, adjusted as follows:

•	the amounts reported in the line items Restructuring costs, Fair value remeasurement of contingent consideration liabilities and Other gains and losses, and litigation are eliminated;

•	amortization and impairment losses charged against intangible assets (other than software) are eliminated;

•	the share of profits/losses of associates and joint ventures is added;

•	the share attributable to non-controlling interests is deducted;

•

other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint ventures) are eliminated;

•	restructuring costs relating to associates and joint ventures are eliminated.

Business operating income is used internally for performance measurement and resource allocation.

In accordance with paragraph 28 IFRS8, the total Business Operating Income is reconciled with Income before tax and associates and joint ventures reported in the consolidated income statement.

We plan to present Business Net Income in the forepart of the document and comply with the non-GAAP measure requirements in future filings as we currently do.

In connection with our response to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please contact me.

By:	/s/ Laurent Gilhodes
Name:	Laurent Gilhodes
Title:	Vice President, Corporate Accounting

Copy :

-	Jérôme Contamine, Executive Vice President Chief Financial Officer
-	John Felitti, Associate Vice President, Corporate Law, Finance & Securities Law
-	Lisa Vanjoske, SEC Assistant Chief Accountant
-	Sasha Parikh, SEC Staff Accountant